THE USA PLAN

AN INDIVIDUAL FLEXIBLE PAYMENT VARIABLE ANNUITY CONTRACT
issued by
ReliaStar Life Insurance Company of New York
and its
ReliaStar Life Insurance Company of New York Variable Annuity Funds M P & Q

Supplement Effective as of April 29, 2011

This supplement updates and amends certain information contained in your current variable annuity prospectus and supplements thereto. Please read it carefully and keep it with your product prospectus for future reference.

_____

INFORMATION REGARDING THE FUNDS AVAILABLE THROUGH THE CONTRACT

The following chart lists the Funds that are, effective April 29, 2011, available through the Contract, along with each Fund's investment adviser/subadviser and investment objective. More detailed information about these Funds can be found in the current prospectus and Statement of Additional Information for each Fund. If you received a summary prospectus for any of the Funds available through your Contract, you may obtain a full prospectus and other Fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the Fund's summary prospectus.

There is no assurance that the stated objectives and policies of any of the Funds will be achieved. Shares of the Funds will rise and fall in value and you could lose money by investing in the Funds. Shares of the Funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all Funds are diversified, as defined under the 1940 Act.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
AllianceBernstein Money Market Portfolio (Class A)	<u>Investment Adviser</u>: AllianceBernstein L.P.	Seeks maximum current income to the extent consistent with safety of principal and liquidity.
Fidelity® VIP Contrafund® Portfolio (Initial Class)	<u>Investment Adviser</u>: Fidelity Management & Research Company <u>Subadvisers</u>: FMR Co., Inc. and other affiliates of Fidelity Management & Research Company	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio (Initial Class)	<u>Investment Adviser</u>: Fidelity Management & Research Company <u>Subadvisers</u>: FMR Co., Inc. and other affiliates of Fidelity Management & Research Company	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
Fidelity® VIP Index 500 Portfolio (Initial Class)	<u>Investment Adviser</u>: Fidelity Management & Research Company <u>Subadvisers</u>**:** Geode Capital Management, LLC and FMR Co., Inc.	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.
Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)	<u>Investment Adviser</u>: Fidelity Management & Research Company ("FMR") <u>Subadvisers</u>**:** Fidelity Investments Money Management, Inc. and other affiliates of FMR	Seeks as high a level of current income as is consistent with the preservation of capital.
ING FMR^{SM} Diversified Mid Cap Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Fidelity Management & Research Company	Seeks long-term growth of capital.
ING Franklin Income Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Franklin Advisers, Inc.	Seeks to maximize income while maintaining prospects for capital appreciation.
ING PIMCO High Yield Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING Global Bond Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to maximize total return through a combination of current income and capital appreciation.
ING Oppenheimer Global Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: OppenheimerFunds, Inc.	Seeks capital appreciation.
ING Pioneer High Yield Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
ING Balanced Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Intermediate Bond Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk. The portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING Money Market Portfolio (Class I) * ***There is no guarantee that the ING Money Market Subaccount will have a positive or level return.**	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.
ING Russell^{TM} Large Cap Growth Index Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	A *non diversified* portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Growth Index.
ING Russell^{TM} Large Cap Value Index Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	A *non diversified* portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Value Index.
ING International Value Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks long-term capital appreciation.
ING MidCap Opportunities Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks long-term capital appreciation.
ING SmallCap Opportunities Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks long-term capital appreciation.
Oppenheimer Capital Appreciation Fund/VA	<u>Investment Adviser</u>: OppenheimerFunds, Inc.	Seeks capital appreciation.

IMPORTANT INFORMATION ABOUT THE COMPANY'S INTEREST BEARING RETAINED ASSET ACCOUNT

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing retained asset account that is backed by our general account. **This account is not FDIC insured** and can be accessed by the beneficiary through a draftbook feature. The beneficiary may access the entire death benefit at any time through the draftbook without penalty. Interest credited on this account may be less than you could earn if the lump-sum payment was invested outside of the Contract. Additionally, interest credited on this account may be less than under other settlement options available through the Contract, and the Company seeks to earn a profit on this account.

At the time of death benefit election, the beneficiary may elect to receive the Death Benefit directly by check rather than through the retained asset account draftbook feature by notifying us at the ING Customer Service Center at P.O. Box 5033, Minot, ND 58702-5033, 1-877-886-5050 or www.ingservicecenter.com.

MORE INFORMATION IS AVAILABLE

More information about the Funds available through your Contract. including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each Fund. You may obtain these documents by contacting us at our:

> ING Customer Service Center
> P.O. Box 5033
> Minot, ND 58702-5033
> 1-877-886-5050

If you received a summary prospectus for any of the Funds available through your Contract, you may obtain a full prospectus and other Fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the Fund's summary prospectus.